Exhibit 99.1
Home Inns Enters into a Definitive Agreement to Acquire Motel 168
Addition of 281 hotel locations in 81 cities to further strengthen leadership with multi-brand portfolio
US$470 million in cash and stock consideration with deal closing expected in the fourth quarter of 2011
SHANGHAI, May 27, 2011, Home Inns & Hotels Management Inc. (“Home Inns”, Nasdaq: HMIN) today announced that it has entered into a definitive agreement to acquire 100% ownership interest in Motel 168 International Holdings Limited (“Motel 168”) for a total of US$470 million with approximately US$305 million in cash, and 8.15 million Home Inns’ ordinary shares at a price equivalent to a per-ADS price of US$40.37 (each Nasdaq traded Home Inns’ ADS represents two ordinary shares) to be issued at the time of closing (the “Transaction”). Home Inns will grant customary registration rights to the sellers in connection with the Home Inns ordinary shares issuance.
Motel 168 is one of the major branded economy hotel operators with 144 leased-and-operated locations and 137 franchised-and-managed hotels, with a total of 45,669 rooms in 81 cities across China as of today. The majority of Motel 168’s portfolio is operated under the flagship Motel 168 brand, which is well-known among domestic business and leisure travelers, particularly in Shanghai and the eastern coastal regions. A selected number of locations are operated or co-operated under Motel 168’s Motel 268 and Yotel QQ brands. Motel 168 generated gross revenue of $262 million in the financial year ending December 31, 2010.
The Transaction represents a unique strategic combination of the portfolios of Home Inns and Motel 168, and will create the most geographically diverse economy hotel operation in China. Consistent with Home Inns’ strategy of developing multi-brands, Motel 168 will provide an attractive and complementary brand portfolio for Home Inns to increase its scale and expand its scope.
Home Inns plans to retain and operate the Motel 168 brand and leverage its proven operational expertise to enhance existing Motel 168 hotels’ performance, as well as to further develop and expand the Motel 168 hotel portfolio. Home Inns does not expect this Transaction to cause any deviation from its existing business development and operational plans for the Home Inns or Yitel brands.
“We are excited to have the opportunity to bring Motel 168, a well-established domestic economy hotel chain, into Home Inns’ portfolio, and look forward to working with the Motel 168 management team to ensure timely closing of the transaction, smooth post closing integration, and future growth of the business,” said Mr. David Sun, Home Inns’ Chief Executive Officer. “We are confident that through this Transaction, we will create long term value for our shareholders, who will include funds managed by Morgan Stanley Real Estate Investing (MSREI) and other previous shareholders of Motel 168.”

“We believe in the attractiveness of the China economy hotel industry and Home Inns’ long term leadership position”, commented Mr. Hoke Slaughter, Managing Director and Head of Morgan Stanley’s Real Estate Investment Business in Asia.
Financing
Home Inns intends to finance the cash portion of the transaction through balance sheet cash on hand and one or more sources of new debt financing. Home Inns has received a term credit facility financing commitment for up to $300 million from Credit Suisse and J.P. Morgan.
Expected time to closing
The Transaction has been approved by the Boards of Directors of Home Inns and Motel 168, and Motel 168’s shareholders, and is expected to close, subject to customary closing conditions and Chinese regulatory approvals, in the forth quarter of 2011.
Advisors
Home Inns has retained Credit Suisse and J.P. Morgan to act as its financial advisors, Simpson Thacher & Bartlett LLP, Maples and Calder, Fangda Partners and Shanghai Pudong Law Office as its legal counsels, and PricewaterhouseCoopers as the accounting transactional service advisor for this Transaction. Motel 168 has retained Goldman Sachs, Morgan Stanley and Deutsche Bank as its financial advisors, and Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel.
Conference Call Information
Home Inns’ management will hold a conference call at 11 AM on May 27, 2011 U.S. Eastern Daylight Time (11 PM on May 27, 2011 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+852.3002.1672
U.S. (toll free):	+1.866.770.7125
U.S. and International:	+1.617.213.8066

Passcode for all regions:	Home Inns
A replay of the conference call may be accessed by phone at the following numbers until the end of June 3, 2011 U.S. Eastern Daylight Time.

U.S. toll free:	+1.888.286.8010
International:	+1.617.801.6888
Passcode:	30732004
Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our ability to close ongoing transactions; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898*2004
Email: zjruan@homeinns.com
Tom Evrard
FD Beijing
Tel: +86-10-8591-1951
Email: tom.evrard@fd.com

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